UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of December 2009
Commission File Number: 001-33464
LDK SOLAR CO., LTD.
(Translation of registrant’s name into English)

Hi-Tech Industrial Park
Xinyu City
Jiangxi Province 338032
People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑          Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐          No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

LDK Solar Partners with GPR-SBTFC for Developing and Constructing 100 MW of PV Plants in Europe in 2010
     We, LDK Solar Co., Ltd., a leading manufacturer of multicrystalline solar wafers, have announced the signing of an agreement with Global Power Resources Ltd., a company limited by shares held by SBTFC Holding Ltd., or, GPR, to develop and construct PV plants totalling 100 megawatts, or MW, in 2010. We will provide engineering, procurement and construction services and supply the solar modules. GPR will acquire the final ownership of the PV plants. The targeted 100 MW of PV plants are expected to be completed by the end of 2010. The project pipeline, which will be carried out by us, will involve all the European countries currently participating in national feed-in tariff subsidies, such as France, Germany, Italy and Spain.
     Our press release issued on December 16, 2009 is attached hereto as Exhibit 99.4.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LDK SOLAR CO., LTD.
By:	/s/ Jack Lai
	Name:	Jack Lai
	Title:	Chief Financial Officer

Date: December 17, 2009

EXHIBIT 99.4: PRESS RELEASE
LDK Solar Partners with GPR-SBTFC for Developing and Constructing 100 MW of PV Plants in Europe in 2010
XINYU CITY, China and SUNNYVALE, Calif., Dec. 16, 2009 — LDK Solar Co., Ltd. (NYSE: LDK), a leading manufacturer of multicrystalline solar wafers, announced today that it has signed an agreement with Global Power Resources Ltd. (GPR), a company limited by shares which is held by SBTFC Holding Ltd., to develop and construct PV plants totalling 100 megawatts (MW) in 2010.
LDK Solar will provide engineering, procurement, construction services and supply the solar modules. GPR will acquire the final ownership of the PV plants.
The targeted 100MW of PV plants is expected to be completed by the end of 2010.
The project pipeline, which will be carried out by LDK Solar, will involve all the European countries currently participating in national feed-in tariff subsidies, such as France, Germany, Italy and Spain.
“Our activities in Europe have been rapidly expanding and are progressing in line with our strategic plan,” stated Xiaofeng Peng, Chairman and CEO of LDK Solar. “Industry participants value LDK Solar as a reliable partner for investing in the PV sector.”
“We are pleased to announce this agreement with a world solar market leader such as LDK Solar. This partnership represents an important step in our strategy of expanding our ownership of PV plants in Europe,” commented Professor Eliyahu Kelman, Chairman of GPR.
About LDK Solar (NYSE: LDK)
LDK Solar Co., Ltd. is a leading manufacturer of multicrystalline solar wafers, which are the principal raw material used to produce solar cells. LDK Solar sells multicrystalline wafers globally to manufacturers of photovoltaic products, including solar cells and solar modules. In addition, LDK Solar provides wafer processing services to monocrystalline and multicrystalline solar cell and module manufacturers. LDK Solar’s headquarters and manufacturing facilities are located in Hi-Tech Industrial Park, Xinyu City, Jiangxi Province in the People’s Republic of China. LDK Solar’s office in the United States is located in Sunnyvale, California.
About GPR Group
GPR Global Resources Ltd. is a Zurich based company active in the purchase of renewable energy plants located throughout Western Europe. GPR’s investment strategy is to source alternative energy plants that yield very attractive rates of return for its investors. GPR has developed considerable expertise in the structuring and execution of cross-border acquisitions. GPR has a target to acquire and manage an excess of 2 Gigawatts over the next 24 months period.
Safe Harbor Statement
This press release contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this press release are forward-looking statements, including but not limited to, LDK Solar’s ability to raise additional capital to finance its operating activities, the effectiveness, profitability and marketability of its products, the future trading of its securities, the ability of LDK Solar to operate as a public company, the period of time during which its current liquidity will enable LDK Solar to fund its operations, its ability to protect its proprietary information, the general economic and business environment and conditions, the volatility of LDK Solar’s operating results and financial condition, its ability to attract and retain qualified senior management personnel and research and development staff, its ability to timely and efficiently complete its ongoing construction projects, including its polysilicon plants, and other risks and uncertainties disclosed in LDK Solar’s filings with the Securities and Exchange Commission. These forward-looking statements involve known and unknown risks and uncertainties and are based on information available to LDK Solar’s management as of the date hereof and on its current expectations, assumptions, estimates and projections about LDK Solar and the solar industry. Actual results may differ materially from the anticipated results because of such and other risks and uncertainties. LDK Solar undertakes no obligation to update forward-looking statements to reflect subsequent events or circumstances, or changes in its expectations, assumptions, estimates and projections except as may be required by law.
For more information contact:
Lisa Laukkanen
The Blueshirt Group for LDK Solar
lisa@blueshirtgroup.com
+1-415-217-4967
Jack Lai
Executive VP and CFO
LDK Solar Co., Ltd.
IR@ldksolar.com
+1- 408-245-8801

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